AmeriVet Securities, Inc.
Statement of Financial Condition
December 31, 2022

Assets:

Cash	$	4,187,381
Receivables from clearing broker		7,199,402
Deposit with clearing broker		500,000
Underwriting receivables		692,650
Prepaid taxes		92,322
Other receivables from officers		9,685
Prepaid expenses		94,787
Deferred tax asset		1,614,119
Total Assets	**$**	**14,390,346**

Liabilities and Stockholders' equity:

Liabilities		
Accounts payable and accrued expenses	$	1,112,196
Due to related party		1,129,501
Commissions payable		146,875
Liabilities subordinated to the claims of general creditors		8,000,000
Total Liabilities		**10,388,572**

Stockholders' equity:

Common stock, $0.01 par value; 25,000 shares authorized,		
6,000 issued and outstanding		60
Additional paid-in capital		6,764,513
Accumulated deficit		(2,762,799)
Stockholders' equity		4,001,774
Total Liabilities and Stockholders' equity	**$**	**14,390,346**

The accompanying notes are an integral part of this financial statement.